Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

	Three Months Ended 6/30/2010	Six Months Ended 6/30/2010
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$73	$148
One-Third of Rents, Net of Income from Subleases	7	13

Total Fixed Charges	80	161

Earnings:

Income Before Income Taxes	$242	$220
Fixed Charges	80	161

Total Earnings	322	381

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	4.02x	2.37x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$234	$480
One-Third of Rents, Net of Income from Subleases	7	13

Total Fixed Charges	$241	$493

Earnings:

Income Before Income Taxes	$242	$220
Fixed Charges	241	493

Total Earnings	$483	$713

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	2.00x	1.45x